Exhibit 99.105

NEW RECREATIONAL CANNABIS BRANDS LIIV, XSCAPE AND SYNR.G TO PROVIDE CANADIANS WITH A CHOOSE YOUR OWN ADVENTURE APPROACH TO LIVING THEIR BEST LIFE

CannTrust® (TSX:TRST) to stake out early leadership position in run-up to recreational market opening

Toronto, August 22, 2018 – Life in Canada is about to get a lot more interesting with the introduction of three new recreational cannabis brands, liiv, Xscape and Synr.g, available across the country when the market opens on October 17. The three brands and their complementary strains have been specifically cultivated for different consumers, whether it is a new user or a more educated connoisseur.

“We are thrilled to launch liiv, Xscape and Synr.g into the recreational cannabis market this October. This is an historic time for the Canadian cannabis industry, and we are excited to be at the forefront. Our focus is on providing a variety of cannabis options, specially curated to meet the needs of all age-legal Canadians. We are looking forward to sharing our products from coast-to-coast on October 17th,” said Brad Rogers, President, CannTrust.

The three dynamic brands include:

●	liiv: For the educated user who knows what they want, liiv has got what they need to meet their daily challenges head on. liiv features strains already popular with experienced users and provides cannabis products in formats beyond dried flower and pre-rolled joints – oils and capsules – which offer additional flexibility and convenience beyond smoking or vaporizing. www.liivcannabis.com

●	Xscape: Xscape strains are carefully curated for specific experiences, making it easy for consumers to choose the right strains for their adventures. Whether it’s Walk the Dog (perfect for, well, walking the dog) or Flix N Chill (nudge, nudge), Xscape has a strain for that. Xscape helps to eliminate consumer confusion by giving them the reference points they need to guide their imagination and their choices. Xscape products come in dried flower and pre-rolled joints. www.xscapecannabis.com

●	Synr.g: This unique collection of flavour-first strains is great for consumers who like to keep things social. Whether it’s date night, a dinner party or something else entirely, the Synr.g strains have been crafted to enrich every gathering. These sharable products come in dried flower and pre-rolled joints. www.synrgcannabis.com

These three new brands were cultivated by Canada’s first pharmacist-operated and licensed producer, CannTrust. With four years as a trusted provider of cannabis, CannTrust brings its high quality, trusted and standardized products to the liiv, Synr.g and Xscape brands to provide products that are of the highest quality and best flavour.

“Canada is leading the world into a new era of legal, recreational cannabis, and we are proud to bring our quality products to Canadians looking for a trusted leader to show them the way. The care that has gone into developing these brands and strains will be apparent the moment consumers get their first taste on October 17th. We can’t wait to hear the reaction – our products are set to become leaders in the new market,” continued Rogers.

The brands are poised to stay at the forefront of the recreational cannabis market with the next generation of products already in pipeline in expectation of the addition of edibles and cannabis-infused beverages to the recreational market in 2019. Future offerings are expected to include single-serve brewing pods for Keurig brewers and a line of beverage product offerings, including a ready-to-drink sports drink that aids in recovery post-workout.

A Deeper Dive

●	All CannTrust cannabis products are standardized to ensure a consistent consumer experience every time.

●	Products are grown in a new, first of its kind greenhouse using perpetual harvest technology that produces flower more efficiently and at better quality levels than indoor facilities of the past.

●	When developing a new strain, CannTrust’s expert cultivation team plants hundreds of seeds, monitoring the plants from seedling through to full flower and selecting only the varieties with high terpene levels and the right amount of THC and CBD as the mother plant for all future products.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for customers to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information used in this press release includes statements relating to the timing for the completion of the Offering and the use of proceeds therefrom. The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including those relating to: general economic conditions, future product offerings and the availability of regulations for such product offerings. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact: Lauren Douglas

douglas@veritas.com or 647-984-8518

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

RELATED LINKS

www.canntrust.ca